UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            STATEMENT OF INFORMATION
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                             Mattmar Minerals, Inc.
             (Exact name of registrant as specified in its chapter)


           Nevada                       333-135736                20-4718599
(State or other jurisdiction           (Commission              (IRS Employer
     of incorporation)                 File Number)          Identification No.)


#208-828 North Harbourside Drive, North Vancouver, BC, Canada      V7P 3R9
       (Address of principal executive offices)                   (Zip Code)


       Registrant's telephone number, including area code: (604) 696-2026

                             MATTMAR MINERALS, INC.
                        #208-828 NORTH HARBOURSIDE DRIVE
                           NORTH VANCOUVER, BC, CANADA

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                    NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

                                 April 25, 2008

     This Information Statement is being furnished on or around April 25, 2008 to holders of record on that date of the common stock of Mattmar Minerals, Inc. a Nevada corporation (the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

     NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

     References throughout this Information Statement to the "Company", "we", "us" and "our" are to Mattmar Minerals, Inc.

                                  INTRODUCTION

     The Company expects to consummate certain transactions pursuant to two common stock purchase agreements. The first common stock purchase agreement (the "Company Agreement") is expected to be by and among the Company, Moyo Partners, LLC ("Moyo"), a New York limited liability company, and Kirk M. Warshaw ("Warshaw"). Pursuant to this agreement, Moyo and Warshaw expect to purchase 2,466,666 shares of our common stock, par value $0.001 per share (the "Common Stock") for aggregate gross proceeds to the Company of $12,000.00 (the "Company Stock Sale"). The shareholders of the Company will not receive any consideration in the Company Stock Sale.

     The second common stock purchase agreement (the "Selling Stockholder Agreement", and, together with the Company Agreement, the "Purchase Agreements") is expected to be by and among Sean Mitchell, our President and Chief Financial Officer and sole director, and currently the owner of approximately 77% of our issued and outstanding Common Stock, the Company, and R&R Biotech Partners, LLC ("R&R Biotech"). Pursuant to this second agreement, Mr. Mitchell is expected to sell to R&R Biotech 7,866,667 shares of Common Stock for a price of $138,000.00, and to return to the Company for cancellation 2,133,333 shares of Common Stock (the `Selling Stockholder Sale").

     We anticipate that both the Company Stock Sale and the Selling Stockholder Sale (collectively, the "Stock Sales") would be completed following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders pursuant to Rule 14f-1, on or about May 9, 2008. Upon consummation of the Stock Sales, we would experience a change of control, and, pursuant to the terms of the Purchase Agreements, our Board of Directors would be replaced by a new Board of Directors consisting entirely of newly elected members. After consummation of the Stock Sales, we expect that R&R Biotech would own approximately 59.0% of our Common Stock outstanding after the Stock Sales, and R&R Biotech together with Moyo and Warshaw would own approximately 77.5% of our Common Stock outstanding after the Stock Sales.

     We have not entered into any binding or enforceable agreement with respect to the Stock Sales, although we intend to do so. There is no assurance that the Stock Sales will occur, or that the anticipated terms of the Stock Sales described in this Information Statement will not change materially prior to any consummation thereof.

     Please read this Information Statement carefully. It describes the terms of the Stock Sales and contains certain biographical and other information concerning our executive officers and directors upon completion of the Stock Sales. The terms of the Stock Sales and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change. Upon the consummation of the Stock Sales, we expect to file a Current Report on Form 8-K to disclose our entering into the Purchase Agreements and the consummation of the Stock Sales. The description of the Stock Sales and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in the Current Report on Form 8-K. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC's website at www.sec.gov.

     All descriptions of the Stock Sales, their terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Stock Sales not to be consummated or may cause the actual terms, consequences of the Stock Sales and related events and transactions to be materially different from those in the descriptions in this Information Statement.

     You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

     Please read this Information Statement carefully. It contains certain biographical and other information concerning the incoming executive officer and director after completion of the Stock Sales. You are not, however, required to take any action.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE OFFERING DESCRIBED HEREIN WILL NOT BE REGISTERED

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
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

                                CHANGE IN CONTROL

     Assuming execution of the Purchase Agreements, upon completion of the 10-day period beginning on the date of the filing and mailing of this Information Statement with the SEC pursuant to Rule 14f-1, and the closing of the Stock Sales (the closing of each of which would be contingent on the closing of the other) and pursuant to the Company Agreement we expect to issue to Moyo and Warshaw an aggregate of 2,466,666 shares of Common Stock. Pursuant to the Selling Stockholder Agreement, we expect Mr. Mitchell to sell 7,866,667 shares of Common Stock to R&R Biotech and to surrender his remaining 2,133,333 shares of Common Stock to us for cancellation. Upon the closing of the Stock Sales, R&R Biotech would own approximately 59.0% of our Common Stock outstanding after the Stock Sales, and R&R Biotech together with Moyo and Warshaw would own approximately 77.5% of our Common Stock outstanding after the Stock Sales.

     Also pursuant to the terms of the Purchase Agreements, following the expiration of such 10-day period and effective simultaneously with the closing of the Stock Sales, Mr. Mitchell would: (i) elect Arnold P. Kling as the sole director of the Company and (ii) resign as sole director and from all his positions with the Company. At the same time, Arnold P. Kling would be appointed as President and Secretary of the Company, and Kirk Warshaw would be appointed as Chief Financial Officer of the Company.

                                VOTING SECURITIES

     The Company is presently authorized to issue 75,000,000 shares of common stock. Prior to the closing of the Stock Sales, 13,000,000 shares of Common Stock were issued and outstanding as of April 25, 2008. Each share of Common Stock is entitled to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CURRENT BENEFICIAL OWNERSHIP

     The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.

     The following table sets forth information as of April 25, 2008.

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
  Name and Address of                Amount and Nature of          Percent of
  Beneficial Owner (1)              Beneficial Ownership (2)        Class (3)
  --------------------              ------------------------        ---------

Sean Mitchell                             10,000,000                  77.0%
2986 W. 30th Avenue
Vancouver, BC
Canada V6L 1Z4

All Officers and Directors                10,000,000                  77.0%
 as a Group (1 person)

----------
(1) The person named above may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct holdings in the Company.
(2) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(3)  Based on 13,000,000 shares of Common Stock outstanding as of April 25,
     2008.

ANTICIPATED BENEFICIAL OWNERSHIP

     The following table sets forth, immediately following the closing of the Stock Sales, certain anticipated information regarding the Company's outstanding shares of Common Stock expected to be beneficially owned (as defined above) by
(i) each person who the Company anticipates will beneficially own more than five percent of the Company's Common Stock following the closing of the Stock Sales,
(ii) the Company's anticipated director and executive officers following the closing of the Stock Sales and (iii) all the anticipated executive officers and directors as a group. The information relating to share ownership is based upon information furnished the Company, and is presented on a forward-looking basis assuming the execution of the Purchase Agreements and consummation of the Stock Sales. The Company believes that the anticipated beneficial owners of common stock, based on information supplied by such owners, will have sole investment and voting power with respect to the common stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

                                           Amount and Nature of
    Name and Address of                        Anticipated            Percent of
Anticipated Beneficial Owner              Beneficial Ownership         Class (1)
----------------------------              --------------------         ---------

R&R Biotech Partners LLC (2)                    7,866,667                 59.0%
c/o Rodman & Renshaw Holding, LLC
1270 Avenue of Americas - 16th Floor
New York, New York 10020

Moyo Partners, LLC (3)                          1,933,333                 14.5%
c/o Arnold P. Kling, Esq.
712 Fifth Avenue
11th Floor
New York, NY 10019
Attn:  Arnold P. Kling, Esq.

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
Arnold P. Kling, Esq. (3)                       1,933,333                 14.5%
712 Fifth Avenue
11th Floor
New York, NY 10019

Kirk M. Warshaw                                   533,333                  4.0%
47 School Avenue
Chatham, NJ  07928

All anticipated officers and                    2,466,666                 18.5%
 directors as a group (2 persons)

----------
(1) The percentage of common stock is calculated based upon 13,333,333 shares anticipated to be issued and outstanding immediately following the closing of the Stock Sales.
(2) ARF Trust, Steven A. Horowitz, Trustee and Edward Rubin indirectly control R&R Biotech Partners, LLC and therefore may be deemed to be the indirect beneficial owners of the shares held by this entity.
(3) Arnold Kling controls Moyo Partners, LLC and therefore may be deemed to be the indirect beneficial owner of the shares held by this entity.

                        DIRECTORS AND EXECUTIVE OFFICERS

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

     All directors of our company hold office until the next annual meeting of our shareholders and until such director's successor is elected and has been qualified, or until such director's earlier death, resignation or removal. The following table sets forth the names, positions and ages of our current executive officers and directors.

Name & Address               Age        Position           Date First Elected
--------------               ---        --------           ------------------

Sean Mitchell                 41        President,               4/18/06
2986 W. 30th Avenue                     Secretary,
Vancouver, BC                           Treasurer,
Canada V6L 1Z4                          CFO & Director

     SEAN MITCHELL. Sean Mitchell has been our President, Secretary, Treasurer and sole Director since inception. Since graduating from the University of British Columbia in 1989 with a Bachelor of Commerce Degree (Finance Major), Sean has developed extensive experience in a diverse range of business developments, including commercial real estate salesman for Royal Lepage Commercial Inc. from January 1995 to December 1996. Royal Lepage Commercial Inc. was a real estate brokerage firm with offices across Canada and a focus on commercial real estate sales and leasing. From March 1997 to December 1999 he was an Associate with The Pacific Rim Group dealing with merchant banking and enterprise development services within the private and public markets. The Pacific Rim Group had offices in Vancouver, Canada and Hong Kong and was a financial services organization focused on assisting private and public entities. From November 2001 to July 2003, he worked for Leone International Marketing Inc., with a focus on their A-Wear clothing collection. Responsibilities included working with clothing factories, merchandising personnel, assisting with logistics (shipping, receiving and accounts payable), assisting merchandise buyers and assisting marketing executives. From May 2002 to October 2006, Sean was an officer of FII International Inc., a publicly-traded Nevada corporation; and from April 2006 Sean has been an officer and director Yellow Hill Energy Inc., a Nevada corporation and reporting issuer.

NEW DIRECTORS AND EXECUTIVE OFFICERS

     Pursuant to the terms of the Purchase Agreements, after the expiration of the 10-day period following the filing and mailing of this Information Statement, and effective simultaneously with the closing of the Stock Sales, Mr. Mitchell would: (i) elect Arnold P. Kling as the sole director of the Company and (ii) resign as sole director and from all his positions with the Company. At the same time, Arnold P. Kling would be appointed as President and Secretary of the Company, and Kirk Warshaw would be appointed as Chief Financial Officer of the Company. Accordingly, Mr. Kling would constitute our entire board upon the closing of the Stock Sales.

     The following table sets forth the respective names, ages and positions of our anticipated directors, executive officers and key employees on a forward-looking basis assuming the Stock Sales are consummated.

Name & Address of Anticipated
   Officers and Director          Age                   Position
   ---------------------          ---                   --------

Arnold P. Kling                   49      President, Secretary and sole director
Kirk M. Warshaw                   49      Chief Financial Officer

     The principal occupation and brief summary of the background of nominees anticipated to become the director and executive officers upon consummation of the Stock Sales:

     ARNOLD P. KLING. Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the president of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and General Counsel of Buckeye Communications, Inc., a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law

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
in 1983. Mr. Kling currently serves as a director and president of Twin Lakes Delaware, Inc., R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc. R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprises I, Ltd., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd. (each a publicly reporting, non-trading company), and 24Holdings, Inc. (OTCBB:TWFH) and Newtown Lane Marketing, Incorporated (OTCBB:NWLM).

     KIRK M. WARSHAW. Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries with advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of controller, chief financial officer, president, and chief executive officer at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. Mr. Warshaw is currently the chief financial officer and director of 24Holdings, Inc. (OTCBB:TWFH), the chief financial officer of Twin Lakes Delaware, Inc., R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprises I, Ltd., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd. (each a publicly reporting, non-trading company), the chief financial officer of Newtown Lane Marketing, Incorporated (OTCBB:NWLM), and a Director of 24Holdings, Inc. (OTCBB:TWFH), and a director of two privately owned entities.

     Mr. Kling and Mr. Warshaw will not be required to commit their full time to our business affairs and they will not devote a substantial amount of time to our business affairs.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except for the ownership of the Company's securities, and except as set forth in the following paragraphs, none of the current or anticipated directors, executive officers, holders of more than five percent of the Company's outstanding shares of Common Stock, or any member of the immediate family of such persons, have, to the knowledge of the Company, had a material interest, direct or indirect, since the beginning to the Company's fiscal year ended May 31, 2007, in any transaction or proposed transaction which may materially affect the Company.

     Contemporaneously with the closing of the Stock Sales, Sean Mitchell, our current sole director and our current President and Chief Financial Officer and the current holder of more than five percent of our outstanding shares of Common Stock, will complete a sale of approximately 7,866,667 shares of Common Stock owned by him to R&R Biotech, an anticipated holder of more than five percent of our outstanding shares of Common Stock, pursuant to the Selling Stockholder Agreement, to which the Company is expected to be a party. The proceeds of the sale to Mr. Mitchell are expected to be $138,000.00. Pursuant to the Company Purchase Agreement, the Company is expected to issue and sell, for total gross

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
proceeds to the Company of approximately $12,000.00, an aggregate of approximately 533,333 shares of Common Stock to Kirk Warshaw, who is anticipated to take office as Chief Financial Officer simultaneously upon consummation of the Stock Sales, and who is expected to contribute approximately $3,310.00 of the purchase price, and an aggregate of approximately 1,933,333 shares of Common Stock to Moyo Partners, LLC, a limited liability company that is anticipated to be a holder of more than five percent of our outstanding shares of Common Stock and which is expected to contribute approximately $8,690.00 of the purchase price, and of which Arnold Kling, a director nominee who is anticipated to take office as sole director, President and Secretary simultaneously upon consummation of the Stock Sale, is the sole managing member.

     No executive officer, present director, or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's last fiscal year.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Our current officer, Mr. Mitchell, receives no compensation. The current Board of Directors is comprised solely of Mr. Mitchell. The compensation of directors and executive officers of the Company following the Stock Sales has not yet been determined.

              DIRECTOR INDEPENDENCE; BOARD MEETINGS AND COMMITTEES;
                           SHAREHOLDER COMMUNICATIONS

DIRECTOR INDEPENDENCE AND COMMITTEES OF THE BOARD

     We do not have a standing audit committee, nomination or compensation committee at the present time. Our board of directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-B, nor do we have a board member that qualifies as an "independent" director as the term is used in section 803 of the Amex Company Guide. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances.

     We believe that the sole current member of our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have an audit committee because we believe that the functions of an audit committee can be adequately performed by the board of directors, solely consisting of Sean Mitchell. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any revenues from operations to date.

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
     We have not yet determined what, if any, committees of the Board of Directors would be implemented following the Stock Sales. Mr. Kling is not expected to qualify as an independent" director (as defined above).

     During the Company's last full fiscal year, which ended on May 31, 2007, all proceedings of the Company's Board of Directors were conducted by resolutions consented to in writing by the Board of Directors. The Company does not have any policy regarding directors' attendance at annual meetings of security holders. Holders of the Company's securities may send communications to the Board of Directors by mailing such communications to: Mattmar Minerals, Inc., #208-828 North Harbourside Drive, North Vancouver, BC, Canada, attn: Sean Mitchell.

                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

                                        BY ORDER OF THE BOARD OF DIRECTORS
                                        MATTMAR MINERALS, INC.
Date: April 25, 2008

                                        By: /s/ Sean Mitchell
                                           -------------------------------------
                                           Sean Mitchell
                                           President

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